WCI Communities, Inc.

24301 Walden Center Drive

Bonita Springs, Florida  34134

February 21, 2014

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Pamela A. Long, Assistant Director

Erin K. Jaskot

Re:                             WCI Communities, Inc.

Withdrawal of Registration Statement on Form S-1

Filed on December 16, 2013

File No. 333-192866

Ladies and Gentlemen:

On behalf of WCI Communities, Inc., a Delaware corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-192866), as initially filed with the Securities and Exchange Commission (“Commission”) on December 16, 2013 (“Registration Statement”) be withdrawn effective immediately.  The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions.  The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Marc Jaffe, Esq. of Latham & Watkins LLP, via email at marc.jaffe@lw.com or via facsimile at (212) 751-4864.

Should you have any questions regarding this request for withdrawal, please contact Marc Jaffe of Latham & Watkins LLP by telephone at (212) 906-1281.

Very truly yours,

WCI Communities, Inc.

By:	/s/ Keith E. Bass
Keith E. Bass
President and Chief Executive Officer

cc:                                Russell Devendorf, WCI Communities, Inc.

Vivien N. Hastings, WCI Communities, Inc.

Marc D. Jaffe, Latham & Watkins LLP

Senet S. Bischoff, Latham & Watkins LLP